Filed pursuant to Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED JULY 14, 2009 TO PROSPECTUS DATED FEBRUARY 9, 2009

JUNE 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	June 2009	Year to Date	0 6/30/09	06/30/09

Series A	−2.39%	−21.63%	$33,610,463	$1,514.39

Series B	−3.52%	−32.58%	$56,260,422	$1,753.71

*	All performance is reported net of fees and expenses

Fund results for June 2009:

U.S. stock indices finished near unchanged as economic data showed signs of stabilization after news that some financial institutions would repay TARP money early provided support. Most Asian stock indices finished higher, led by Hong Kong’s Chinese Enterprise Index (+6.1%). Although Chinese exports continued to lag, strong retail sales and industrial production drove shares higher. Equity indices in Europe finished mixed as retail sales and the ZEW Survey, which surveys experts on the medium-term forecast for Germany’s economy, showed improvement. Inflation readings dropped to zero, comforting inflation hawks and propelling the Swiss SMI (+1.1%) and Spanish IBEX (+3.9%) higher. Meanwhile, France’s CAC40 (−4%) and the U.K.’s FTSE (−2.9%) lost ground as Euro region employment posted a record drop and U.K. GDP disappointed. Cumulatively, the Fund’s short positions in the stock indices sector experienced a loss.

World bond markets moved to new lows in early June amid optimism that the economic recovery is strengthening. However, the markets reversed by month end, finishing higher as improving bond yields and a stagnating equity rally attracted buyers. Inflation data rose less than forecast and the Federal Reserve reiterated that rates will remain low for the foreseeable future, spurring a steady rally through month end. In Europe, unemployment reached a 10-year high while GDP data showed that consumer spending and exports contracted the most in the last 14 years. As in the U.S., benign inflation readings and improving yields attracted buyers. Japanese bonds rallied sharply following a successful 900 billion Yen 20-year bond sale that attracted bids at 3.6 times the amount offered. The Fund’s long positions led this sector to a gain.

U.S. and European short-term interest rate futures finished slightly higher in June, recovering from a substantial early month selloff. Three month Eurodollar futures sold off sharply after U.S. employment losses came in well below expectations and provided positive economic sentiment worldwide. The interest rate market rallied back to near unchanged after the Federal Open Market Committee left rates alone and pledged to keep rates low for an extended period of time as macroeconomic difficulties remain. Three month Euribor futures saw similar action as Jean-Claude Trichet, President of the European Central Bank (ECB), indicated no immediate plans to cut interest rates further as the ECB awaits the impact of prior policy initiatives. Meanwhile, front month Sterling futures finished slightly lower as manufacturing, consumer demand, and housing figures exceeded expectations. The Fund’s long positions during the earlier part of the month resulted in losses.

September U.S. dollar futures traded sideways and near 2009 lows in June. While risk appetite has improved, policy makers expressed concern regarding the sustainability of the recovery. The Canadian dollar (−5.8%) gave back over half of its record May gain as job losses mounted and central bankers voiced growing concern that the economic recovery would be compromised by the currency’s rapid ascent. The Australian dollar on the other hand continued higher (+1.2%) as first quarter GDP stunned market watchers, posting a 0.4% gain as building permits, new home sales and manufacturing exceeded expectations. The British Pound (+2%) also added to recent gains as rising yields attracted auction buyers. The Fund’s long positions in the U.S. dollar led this sector to a loss.

Wetter than normal spring weather in the U.S. delayed the planting of corn and soybean crops, supporting a strong rally through the end of May. November soybeans reversed nearly all of May’s gains, losing 7.6% as excellent weather brought planting progress to just below the five-year average. Not only did planting progress improve, but late in the month the USDA estimated total planted acres at 77.5 million, a new record and two percent above last year. Chicago December wheat plunged, losing 17.5% as the global recession continued to destroy demand. The U.S.D.A.’s quarterly stocks report estimated inventories at 667 million bushels, up 118% from 2008. Meanwhile, the U.S.D.A. projects global wheat inventories at 182.6 million tons, an increase of 0.7 million tons.

December corn reversed, finishing 20% lower amid estimates of the 2nd largest planted acreage since 1947. June 1 inventories exceeded last year’s levels by 5.9%, while crop conditions improved to 11% above 2008 levels. The Fund’s short positions in this sector produced gains.

Gold prices fell following the positive U.S. employment report as the U.S. dollar stabilized. Even as doubts regarding the sustainability of the recovery surfaced, gold struggled with the perception that a reemergence of macroeconomic weakness is likely to be accompanied by the reemergence of risk aversion and a corresponding flight to the U.S. dollar and U.S. treasuries. Benign inflation readings in the U.S. and Europe did little to contradict this perception. Industrial metals added to recent gains, supported once again by Chinese buying and positive macroeconomic data. London copper added 3.7%, while lead also benefitted (+8.9%) as Chinese auto sales soared. London nickel surged more than 10% as Chinese imports for the first 4 months of 2009 exceeded 2008 levels by 16%. The Fund’s short positions in this sector resulted in losses.

World energy markets continued to climb from February lows amid improving global economic sentiment. U.S. August crude oil futures added 4.1% despite rising inventories as Chinese buying supported values. Civil unrest in Iran relating to disputed election results factored into the geopolitical equation, while rebel attacks on oil installations in Nigeria also encouraged buying. OPEC stated its intent to maintain production quotas at current levels for the balance of 2009 if prices remain in the $70 per barrel neighborhood. Meanwhile, there are fears that U.S. summer gasoline demand may decline as personal savings rates rise and credit remains in short supply. The Fund’s short positions in the energy sector produced losses.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a substantial influence on this month’s overall negative performance.

For the month of June 2009, Series A lost 2.39% and Series B lost 3.52%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

QUADRIGA SUPERFUND, L.P. — SERIES A
JUNE 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2009)

STATEMENT OF INCOME

June 2009

Investment income, interest	$1,935

Expenses
Management fee	52,120
Ongoing offering expenses	28,173
Operating expenses	4,226
Selling Commissions	112,692
Other expenses	1,868
Incentive fee	—
Brokerage commissions	78,307

Total expenses	277,386

Net investment gain (loss)	(275,451)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(2,756,930)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	2,210,000

Net gain(loss) on investments	(546,930)

Net increase (decrease) in net assets from operations	$(822,381)

STATEMENT OF CHANGES IN NET ASSET VALUE

June 2009

Net assets, beginning of period	$33,276,881

Net increase (decrease) in net assets from operations	(822,381)
Capital share transactions
Issuance of shares	1,774,880
Redemption of shares	(618,917)

Net increase(decrease) in net assets from capital share transactions	1,155,963
Net increase(decrease) in net assets	333,582

Net assets, end of period	$33,610,463

NAV Per Unit, end of period	$1,514.39

QUADRIGA SUPERFUND, L.P. — SERIES B
JUNE 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2009)

STATEMENT OF INCOME

June 2009

Investment income, interest	$3,921

Expenses
Management fee	87,244
Ongoing offering expenses	47,159
Operating expenses	7,074
Selling Commissions	188,635
Other expenses	3,166
Incentive fee	—
Brokerage commissions	209,734

Total expenses	543,012

Net investment gain(loss)	(539,091)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(8,380,033)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	6,863,866

Net gain(loss) on investments	(1,516,167)

Net increase (decrease) in net assets from operations	$(2,055,258)

STATEMENT OF CHANGE IN NET ASSET VALUE

June 2009

Net assets, beginning of period	$53,823,224

Net increase (decrease) in net assets from operations	(2,055,258)
Capital share transactions
Issuance of shares	4,842,228
Redemption of shares	(349,772)

Net increase (decrease) in net assets from capital share transactions	4,492,456
Net increase(decrease) in net assets	2,437,198

Net assets, end of period	$56,260,422

NAV Per Unit, end of period	$1,753.71

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.